Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
4818 31 Street East
Edmonton International Airport, Alberta
T9E 0V6

Item 2	Date of Material Change

January 26, 2021

Item 3	News Release

The Company issued a news release on January 26, 2021 which was disseminated through Intrado GlobeNewswire. The news release was subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

The Company has closed its previously announced bought deal public offering (the “Offering”) of units of the Company (the “Units”) for total gross proceeds of US$137,940,000 and issued an aggregate 13,200,000 Units, including 1,200,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option, at a price of US$10.45 per Unit.

The Company plans to use the net proceeds of the Offering for general corporate purposes, which may include opportunistically reducing debt.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On January 26, 2021, the Company closed the Offering of Units for total gross proceeds of US$137,940,000. The Company sold 13,200,000 Units at a price of US$10.45 per Unit, including 1,200,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of US$12.60 per Warrant Share, subject to adjustment in certain events.

BMO Capital Markets and ATB Capital Markets acted as the bookrunners for the Offering.

The Company plans to use the net proceeds of the Offering for general corporate purposes, which may include opportunistically reducing debt. The Company believes that the Offering fits with its broader strategy to have a strong balance sheet while maintaining maximum flexibility to invest and build towards being a leader in global cannabinoids.

2

In connection with the Offering, the Company filed a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 28, 2020 (the “Base Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada, except Quebec, and with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from BMO Capital Markets by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 431 or by email at torbramwarehouse@datagroup.ca or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of such documents may also be obtained from ATB Capital Markets Inc., Attn: Gail O'Connor, 410- 585 8th Ave SW, Calgary, Alberta, T2P 1G1, (403) 539-8629 or by email from atbcm_dealflow@atb.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, Chief Financial Officer
Telephone: 1-855-279-4652

Item 9	Date of Report

January 29, 2021